UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

   DIGATRADE EXECUTES SPINOUT OF SECURTER SYSTEMS & ACQUIRES EXCLUSIVE TECHNOLOGY LICENCING AGREEMENT FOR SOUTH AMERICA

Vancouver, British Columbia / ACCESSWIRE / September 24, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that it has completed the Spinout (“Spinout”) of its subsidiary, Securter Systems Inc. (“Securter”) by way of special resolution of majority shareholders.

Terms and material events of the Securter Spinout and realignment are the following:

●
The approval of Securter Systems Inc reverse-split of the Company’s founding shareholders on a ratio of one new share for each two old shares (1:2)
●
The approval of the denomination of the securities from USD to Canadian Dollars.
●
The approval of the conversion of all outstanding investment group shares from US$0.23 per share to CAD$0.07 per share.
●
The approval of the cancellation of the 100,000 Class “B” super voting shares that were 100% owned by Digatrade Financial Corp.
●
The approval of the amendment of the Definitive Agreement between Digatrade Financial Corp and Securter Systems Inc.
●
The approval of Digatrade to receive an exclusive sales and marketing license for South America.

Upon the completion of the spinout and subsequent investments made by Digatrade, the Company will own approximately 5,000,000 shares (24.08%) of the Securter Systems Inc., Class “A” common voting shares. In addition, Digatrade has the option to participate in all Securter’s future financings including the current offering priced at CAD$0.07 per share.

The Spinout includes an exclusive five-year Licensing Agreement (“License”) whereby Digatrade has acquired the sales and marketing rights to South America (“Territory”). Securter has the option to Buy-Out (“Buy-Out”) the License by paying Digatrade (“License Holder”) three (3) times the Regions Net Profit in accordance with IFRS accounting standards. Should the License Holder expend a minimum of CDN$500,000.00 for sales & marketing activities in at least one South American country, then the Buy-Out shall be determined by the “Fair Market Value” as independently determined.

Brad Moynes, Digatrade CEO stated: “The result of the Spinout benefits both Digatrade and Securter shareholders as the technology development and certification nears completion and the implementation stage. The future revenue goals create a very attractive valuation for new investors. Recent demand for tech start-ups; the world’s biggest company’s including Apple’s recent acquisition of Mobeewave (Mobeewave) for US$100m and the largest technology IPO in Canadian history; Nuvei Corporation (NVEI) last week on the TSX Exchange, nicely positions Digatrade & Securter for the opportunity to deliver when the Payment Gateway market, valued at US$17.2 billion in 2019, reaches its expected US$42.9 billion by 2025”

More information will be made available when it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: September 24, 2020	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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